SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED JUNE 30, 2024

OVERVIEW AND INTRODUCTORY COMMENT

Silver North Resources Ltd. (formerly Alianza Minerals Ltd.) (“Silver North” or the “Company”) has made significant new silver discoveries in the famous Keno Hill District in the Yukon, Canada, namely our Haldane and Tim properties.  The Company is ideally positioned to further prove out and expand these discoveries, a stage of the mining development curve traditionally associated with the largest potential value increases.  The Company is listed on the TSX Venture Exchange (the “Exchange”) under the trading symbol “SNAG”.

This MD&A is dated August 12, 2024 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars. The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended June 30, 2024 and the Company’s audited consolidated financial statements for the year ended September 30, 2023 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR+ at www.sedarplus.ca, and/or on the Company’s website at https://silvernorthres.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

Overall strategy

On February 29, 2024, the Company updated that after a strategic review of the Company's robust exploration portfolio in 2023, management undertook the transition to focus on silver assets. With the increasing industrial demand for silver, largely driven by the green energy movement and two key high-grade silver projects in the portfolio, there resided an opportunity to strategically position the Company as a silver explorer. To this end, the Company was rebranded to Silver North Resources Ltd. in August 2023, reflecting this focus on silver in North America and, in particular, its Haldane and Tim silver properties, both located in Canada's Yukon territory.  This new focus on silver discoveries through exploration led management to embark on divesting its remaining project portfolio by selling projects or relinquishing claims as they came due for renewal. The remaining projects in the portfolio continue to be marketed for option/joint venture or outright sale.

Tim, Yukon, Canada

On December 5, 2023, the Company amended the option agreement with Coeur Exploration Canada, Ltd., a wholly owned subsidiary of Coeur Mining Inc. (“Coeur”) for Coeur to acquire the road-accessible Tim property located in southern Yukon. Exploration at Tim property is targeting high-grade silver-lead mineralization similar to that at Coeur’s at its Silvertip operation, located 19 kilometres south of the Tim property.

Coeur can earn an initial 51% interest in the Tim property by completing item numbers 1 to 7 per the table below:

	Date/Period	Expenditures	Option Payment
1	On the Effective Date	None	$10,000 (received)
2	On or before 1st anniversary of the Class 1 Notification Date	$50,000 (completed)	$15,000 (received)
3	On or before 2nd anniversary of the Class 1 Notification Date	-	$25,000 (received)
4	By December 31, 2023	-	$50,000 (received)
5	By December 31, 2024	$700,000	$75,000
6	By December 31, 2025	$1,100,000	$100,000
7	By December 31, 2026	$1,353,073	$100,000
8	By December 31, 2027	-	$100,000
9	On or before the 8th anniversary of the Class 1 Notification Date	-	$100,000

(*) Class 1 Notification Date is December 16, 2020.

As further consideration for the agreed upon amendments, Coeur agreed to make a one-time payment of $50,000 to the Company on or before December 31, 2023 (received).

After earning an initial 51% interest in the property, to increase its interest to 80%, Coeur must finance a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as completing item numbers 8 and 9 per the table above.

On March 27, 2024, the Company outlined its plans for the 2024 drilling program and on July 3, 2024, the Company announced that Coeur had commenced the 2024 drilling program at the Tim property.  Current plans are to complete approximately 2,000 metres of drilling targeting silver-lead-zinc Carbonate Replacement Deposit (CRD) mineralization similar to that found at Coeur’s Silvertip Mine Property, 19 km to the south of Tim.

Approximately 2,000 metres of drilling is planned from up to six drill pads, testing the potential for CRD-style mineralization along almost 2,000 metres of strike length of prospective stratigraphy. Drilling will target both structurally-hosted “chimney” style mineralization and stratigraphically controlled “manto” mineralization. Previous work has identified silver mineralization in trenches dating back to the 1980s. Recent work by Coeur to verify previous sampling returned 468.1 g/t silver, 21.1% lead, and 0.3% zinc over 4.0 metres from one re-opened trench. Another trench, located approximately 200 metres along strike, returned 265.0 g/t silver, 6.7% lead and 0.9% zinc over 8.8 metres. Silver North views the Tim as a high priority exploration target as it exhibits similar geological characteristics to Coeur’s Silvertip Project.

The 2024 program is conducted under the direction of Coeur’s exploration team based at Silvertip. Tim is road accessible via 25 km of 4 x 4 access off the Silvertip Mine Road.

During the nine months ended June 30, 2024, Coeur was invoiced $9,750 (received) for reimbursements related to the Tim property.

GDR, Yukon, Canada

On May 14, 2024, the Company announced that it completed an option agreement with three prospectors who hold the GDR Project in southern Yukon. The GDR Project consists of three claim groups totalling 150 claims in the Silvertip-Midway District and in the vicinity of Silver North’s Tim Silver Property which is under option to Coeur. The GDR Project claims cover geology prospective for Carbonate Replacement Deposits (“CRD”) similar to that being explored at Tim and at Coeur’s nearby Silvertip Mine Project.

The Company can earn a 100% interest in the GDR property under the following terms:

Date/Period	Cash	Shares
On the Closing Date (5 business days following TSX Venture Exchange’s approval)	$6,000 (paid)	180,000 (issued)
On or before 1st anniversary of the Closing Date	$6,000	180,000
On or before 2nd anniversary of the Closing Date	$20,000	240,000
On or before 3rd anniversary of the Closing Date	$30,000	240,000
On or before 4th anniversary of the Closing Date	$40,000	720,000

On exercise of the option, the GDR property will be subject to a Net Smelter Return (NSR) royalty of 2.4%, 0.9% of which can be purchased for $2,000,000 by the Company until 6 months after the start of production.

The three properties comprising the GDR Project (Veronica, MR, and MFW claim groups) are road and trail accessible with excellent potential for high-grade Ag-Zn-Pb CRD mineralization similar to the nearby Silvertip mine project owned by Coeur. The project claims have Ag-Pb-Zn showings and multi-element soil geochemical anomalies underlain by Paleozoic limestone, in a similar geological setting to CRD mineralization at Silvertip.

Veronica is located 11 km by road north of Silvertip and within 2km of Silver North’s Tim project. MR and MFW are located a further 10km and 17km north, and north of the Alaska Highway.

At Veronica a multi-element soil anomaly has been defined over an area 450 by 450 m and is open to the east with values that range from 0.3 - 31.1 ppm Ag, 60 - 3100 ppm Pb, and 50 - 612 ppm Zn. This new anomaly has not been trenched, drilled or explained by prospecting and presents a compelling target for exploration follow up. Limestone and quartzite outcrop in the area.

Further south on the Veronica property and along the Yukon border, high Ag, Pb and Zn values in soils are associated with quartz veins cutting Paleozoic shales. Soil values range from 0.1 - 8.67 ppm Ag, 28 - 2780 ppm Pb, 25 - 2500 ppm Zn, and have not been explained.

The nearby Stollery barite prospect has had historic soils sampling and cat trenching and may represent a sedex Zn-Pb-Ag-barite environment.

400000
450000
6700000
6650000
N
S
E
W
Yukon
MFW
MR
Alaska
Highway
Veronica
Tim (Silver North/Coeur)
Yukon Territory
British Columbia
Silvertip (Coeur)
0
5
10
Kilometers
Silver North Resources Ltd.
Veronica, MFW and MR
Claims Plan Map

The MFW property covers a discontinuous 1500 m-long Ag-Pb-Zn soil anomaly that remains unexplained. Confirmation sampling within the anomaly conducted in 2016 returned 14 of 61 soil samples with >2.0 ppm Ag, with a high of 17.95 ppm Ag, 348 ppm Pb, 1060 ppm Zn, 143.5 ppm As and 10.65 ppm Sb. The anomalous elements are suggestive of a potential CRD style mineralized source. Nearby outcrops consist of limestone and quartzite.

The MR property covers a number of historic trenches excavated to explore a series of carbonate-hosted, zinc-oxide prospects. The best results include: 20m of 5.05% Zn, 1.97% Pb and 3.4 ppm Ag and 1.5m of 8.8% Pb and 51.4 ppm Ag. A vein structure discovered in 2016 and chip sampled in 2018 returned 1m @ 477 ppm Ag, 9.29% Pb and 0.91% Zn. Soil sampling to the southeast of this structure has defined an anomaly over 300 by 500m of > 2 ppm Ag and up to 7.6 ppm Ag with associated anomalous Pb and Zn concentrations. The anomaly remains unexplored and unexplained.

The Veronica claim group partially lies within the Area of Interest surrounding the Tim Property, and as such, the Company is obligated to offer the Veronica for inclusion within the Tim Option agreement between Silver North and Coeur. If Coeur agrees to include the Veronica claims, it will reimburse one half of Silver North’s acquisition costs.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

The Company completed a non-brokered private placement in two tranches closing October 19, 2023 and December 28, 2023 by issuing 2,700,000 non-flow-through units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $540,000 and 2,300,000 flow-through shares (“FT Share”) at a price of $0.20 per FT Share for gross proceeds of $460,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.30. Under the residual value approach, $12,000 was assigned to the warrant component of the Units. In connection with the financing, the Company paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months. The value of the finder’s warrants was determined to be $16,293 and was calculated using the Black-Scholes option pricing model. The Company incurred additional share issue costs of $61,205 in connection with this financing.

On April 11, 2024, the Company completed a non-brokered private placement by issuing 6,500,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $650,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.20. In connection with the financing, the Company paid $28,210 in cash finder’s fees and another $45,102 paid in cash was also included as share issue costs.

On May 9, 2024, the Company issued 180,000 common shares to the optionors at a price of $0.22 per share for a total consideration of $39,600 to pay for the GDR property.

On June 21, 2024, the Company completed the first tranche of a non-brokered private placement by issuing 2,500,000 charity flow-through units (“CFT Unit”) at a price of $0.225 per CFT Unit for gross proceeds of $562,500. Each CFT Unit consists of one common share and one common share purchase warrant. On June 28, 2024, the Company completed the second tranches of a non-brokered private placement by issuing 1,099,250 non-flow-through units (“NFT Units”) at a price of $0.16 per NFT Unit for gross proceeds of $175,880. Each NFT Unit consists of one common share and one common share purchase warrant. Each Warrant entitles the holder to purchase one additional common share for a 48-month period at a price of $0.35. The Company recorded a flow-through premium liability of $162,500 in connection with this financing.

In connection with the financing, the Company paid $18,480 in cash finder’s fees and issued the following finder’s warrants exercisable into one common share at a price of $0.16 for a period of 12 months: 105,000 finder’s warrants until June 21, 2025 and 10,500 finder’s warrants until June 28, 2025. The value of the finder’s warrants was determined to be $9,154 and was calculated using the Black-Scholes option pricing model. Another $53,675 paid in cash was also included as share issue costs.

On July 18, 2024, the Company completed the third tranche of a non-brokered private placement by issuing 556,250 non-flow-through units (“NFT Units”) at a price of $0.16 per NFT Unit for gross proceeds of $89,000. Each NFT Unit consists of one common share and one common share purchase warrant. Each Warrant entitles the holder to purchase one additional common share for a 48-month period at a price of $0.35. In connection with the financing, the Company paid $1,750 in cash finder’s fees and issued 10,937 finder’s warrants exercisable into one common share at a price of $0.16 for a period of 12 months until July 18, 2025.

The proceeds of the flow-through shares are spent on Canadian Exploration Expenditures as defined in the Income Tax Act, Canada. The proceeds of non-flow-through units are used for the Company’s working capital, general corporate expenses and to undertake further early stage exploration in certain USA and Canada properties, and for generating new projects.

During the nine months ended June 30, 2024, the Company granted 1,860,000 stock options to its directors, officers and consultants at an exercise price of $0.15 for a period of five years.

On July 2, 2024, the Company granted 450,000 stock options to its consultants at an exercise price of $0.15 for a period of five years.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2024. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at June 30, 2024, the Company had working capital of $331,094 (September 30, 2023 – working capital deficiency of $683,757). As at June 30, 2024, $1,130,845 was held in cash (September 30, 2023 - $135,203). The total increase of $995,642 was due to: (a) the net proceeds from share issuances of $2,155,821; (b) proceeds from sale of marketable securities of $20,625; while being offset by (c) operating activities of $1,016,408; and (d) exploration and expenditures assets expenditures net of recoveries of $164,439.

Operations

For the three months ended June 30, 2024 compared with the three months ended June 30, 2023:

The Company recorded a net loss for the three months ended June 30, 2024 of $623,949 (loss per share - $0.02) compared to a loss of $119,143 (loss per share - $0.00) for the three months ended June 30, 2023.

Excluding the non-cash share-based payments of $286,179 (2023 - $Nil), the Company’s general and administrative expenses amounted to $311,354 (2023 - $113,150), an increase of $198,204. The change in the expenses was mainly due to changes in: (a) investor relations and shareholder information (2024 - $145,473; 2023 - $12,936); (b) accounting and legal fees (2024 - $48,204; 2023 - $17,728); and (c) wages, benefits and consulting fees (2024 - $91,301; 2023 - $57,656) as the Company has been active in promoting to its shareholders and potential investors regarding the Company’s operating activities as well as its exploration programs on its properties.

The other major item for the three months ended June 30, 2024, compared with June 30, 2023, was:

•Write-down of exploration and evaluation assets of $32,432 (2023 - $Nil).

For the nine months ended June 30, 2024 compared with the six months ended June 30, 2023:

The Company recorded a net loss for the nine months ended June 30, 2024 of $1,763,552 (loss per share - $0.05) compared to a loss of $332,604 (loss per share - $0.01) for the nine months ended June 30, 2023.

Excluding the non-cash share-based payments of $286,179 (2023 - $Nil), the Company’s general and administrative expenses amounted to $776,546 (2023 - $414,509), an increase of $362,037. The change in the expenses was mainly due to change in investor relations and shareholder information (2024 - $466,477; 2023 - $96,509) as the Company has been active in promoting to its shareholders and potential investors regarding the Company’s operating activities as well as its exploration programs on its properties.

The other major items for the nine months ended June 30, 2024, compared with June 30, 2023, were:

•Fair value gain on marketable securities of $7,500 (2023 - $80,735);

•Gain on sale of marketable securities of $8,625 (2023 - loss on sale of marketable securities of $30,052);

•Other income of $Nil (2023 - $27,000) arising from value of the common shares and cash received regarding the sale of mineral property data during the nine months ended June 30, 2023; and

•Write-down of exploration and evaluation assets of $720,115 (2023 - $Nil).

SIGNIFICANT RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	Short-term employee benefits		Post- employment benefits		Other long- Term benefits		Termination benefits		Share- based payments	Total
Jason Weber Chief Executive Officer, Director		$121,500	$	Nil	$	Nil	$	Nil	$53,851	$175,351
Rob Duncan VP of Exploration		$114,224	$	Nil	$	Nil	$	Nil	$40,158	$154,382
Winnie Wong Chief Financial Officer	$	Nil	$	Nil	$	Nil	$	Nil	$30,772	$30,772
Marc G. Blythe Director	$	Nil	$	Nil	$	Nil	$	Nil	$30,772	$30,772
Mark T. Brown Director	$	Nil	$	Nil	$	Nil	$	Nil	$46,158	$46,158
Craig Lindsay Director	$	Nil	$	Nil	$	Nil	$	Nil	$30,772	$30,772

		Nine months ended				Balance due
	Services	June 30, 2024		June 30, 2023		As at June 30, 2024	As at September 30, 2023
Amounts due to:
Jason Weber	Consulting fee and share- based payment		$175,351		$121,500	$14,175	$56,700
Rob Duncan	Consulting fee and share- based payment		$154,382		$112,500	$13,209	$49,679
Pacific Opportunity Capital Ltd. (a)	Accounting, financing, and shareholder communication services		$114,224		$105,500	$595,135	$527,644 (b)
Mark Brown	Expenses reimbursement	$	Nil	$	Nil	$922	$3,082
TOTAL:			$443,957		$339,500	$623,441	$637,105

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)Includes a $63,465 advance that is non-interest bearing without specific terms of repayment.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totaling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR January 29, 2024 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Silver North. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at June 30, 2024:

	Issued and Outstanding
	June 30, 2024	August 12, 2024

Common shares outstanding	47,157,244	47,713,494
Stock options	3,866,000	3,971,000
Warrants	12,537,110	13,093,360
Finder’s warrants	238,700	249,637
Fully diluted common shares outstanding	63,799,054	65,027,491

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Person as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Silver North and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.